Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

FOR THE YEAR 2016

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2016

REMUNERATION OF DIRECTORS AND SUPERVISORS

ELECTION OF MR. LIU HUIMIN AND MR. YIN ZHAOJUN AS NON-EXECUTIVE

DIRECTORS OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

REMUNERATION OF AUDITORS FOR THE YEAR 2016 AND APPOINTMENT OF

AUDITORS FOR THE YEAR 2017

CONTINUING CONNECTED TRANSACTIONS

GENERAL MANDATE TO ISSUE H SHARES

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF

DIRECTORS FOR THE YEAR 2016

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF

THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2016

AND

NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Advisors to the

Independent Board Committee and the Independent Shareholders

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 31 May 2017 at 10:00 a.m. is set out on pages 8 to 14 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 29 May 2017 for holders of H Shares and no later than 10:00 a.m. on 27 May 2017 for holders of A Shares) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 10 May 2017.

12 April 2017

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 31 May 2017 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Alliance Capital”	Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions under the Framework Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“Chongqing Trust”	(Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CIRC”	the China Insurance Regulatory Commission

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

DEFINITIONS

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

“Directors”	directors of the Company

“Equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“Existing Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 3 February 2016, which will expire on 30 June 2017

“Framework Agreement”	the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions to be entered into between the Company and Chongqing Trust

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent board committee of the Company formed to consider the Transactions under the Framework Agreement and the Transactions under the New Agreement, comprising all Independent Non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“Independent Shareholders”	shareholders of the Company other than CLIC for the purpose of approving the Transactions under the Framework Agreement and the Transactions under the New Agreement

“Latest Practicable Date”	7 April 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“New Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“Real Estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”	the authorities required by laws to supervise and manage insurance companies and the utilization of insurance funds, including but not limited to, the CIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

DEFINITIONS

“Related Financial Products”	the real estate investment fund and equity investment fund, the underlying assets of which are non-financial securities assets such as Equity and Real Estate, as well as any other financial products invested with insurance funds as permitted by the Regulatory Authorities

“RMB”	the lawful currency of the PRC

“Securitization Financial Products”	any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust schemes of trust companies, and special assets management schemes of securities companies, the investment targets of which are Equity and Real Estate

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Somerley”	Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions under the New Agreement

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

“Transactions under the Framework Agreement”	the transactions contemplated under the Framework Agreement (including the annual caps relating thereto)

“Transactions under the New Agreement”	the provision by CLI of the investment and management services with respect to assets entrusted to it by the Company and the subscription by the Company of the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance pursuant to the New Agreement (including the annual caps relating thereto)

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director: Mr. Yang Mingsheng	16 Financial Street Xicheng District Beijing 100033
Executive Directors: Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng	PRC
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Wang Sidong, Mr. Liu Jiade	16/F, Tower A, China Life Centre
One Harbour Gate
Independent Non-executive Directors:	18 Hung Luen Road
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hung Hom, Kowloon
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie	Hong Kong

12 April 2017

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 31 May 2017 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 8 to 14 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2016, (2) the report of the Supervisory Committee of the Company for the year 2016, (3) the financial report of the Company for the year 2016, (4) the profit distribution plan of the Company for the year 2016, (5) the remuneration of the Directors and Supervisors of the

LETTER FROM THE BOARD

Company, (6) the election of Mr. Liu Huimin as a Non-executive Director of the fifth session of the Board of Directors of the Company, (7) the election of Mr. Yin Zhaojun as a Non-executive Director of the fifth session of the Board of Directors of the Company, (8) the remuneration of auditors of the Company for the year 2016 and the appointment of auditors of the Company for the year 2017, (9) the continuing connected transactions between the Company and Chongqing Trust, and (10) the continuing connected transactions between the Company and CLI.

A special resolution will be proposed at the AGM to approve: (11) the general mandate of the Company to issue H Shares.

The matters for shareholders’ review at the AGM include: (12) the duty report of the Independent Directors of the Board of Directors of the Company for the year 2016, and (13) the report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2016.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), a letter of recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Transactions under the Framework Agreement and the Transactions under the New Agreement (see Appendix II), a letter of advice from Alliance Capital to the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the Framework Agreement (see Appendix III), a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the New Agreement (see Appendix IV), the report on the status of connected transactions and execution of the connected transactions management system for the year 2016 (see Appendix V), and other information required to be disclosed under the Hong Kong Listing Rules (see Appendix VI).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time stipulated for convening the AGM (i.e. no later than 10:00 a.m. on 29 May 2017 for holders of H Shares and no later than 10:00 a.m. on 27 May 2017 for holders of A Shares) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 10 May 2017.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully, Yang Mingsheng Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 31 May 2017 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2016.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2016.

3.	To consider and approve the financial report of the Company for the year 2016.

4.	To consider and approve the profit distribution plan of the Company for the year 2016.

5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.

6.	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the fifth session of the Board of Directors of the Company.

7.	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the fifth session of the Board of Directors of the Company.

8.	To consider and approve the remuneration of auditors of the Company for the year 2016 and the appointment of auditors of the Company for the year 2017.

9.	To consider and approve the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions proposed to be entered into between the Company and Chongqing International Trust Inc., the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto.

NOTICE OF ANNUAL GENERAL MEETING

10.	To consider and approve the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions contemplated thereunder and the annual caps for the two years ending 31 December 2018 relating thereto.

SPECIAL RESOLUTION

11.	To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”) after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

Particulars of the authorization include but are not limited to:

(1)	To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise all the powers of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include the following:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

(3)

To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that

NOTICE OF ANNUAL GENERAL MEETING

there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, including but not limited to the underwriting agreement and engagement letters of intermediaries;

(b)	to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities, and to fulfill the relevant approval processes according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to determine the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and to execute all necessary, appropriate, desirable or relevant acts, deeds, documents and other related matters for the issue.

(4)	To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)	To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

TO RECEIVE RELEVANT REPORTS

12.	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2016.

13.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2016.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

12 April 2017

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Saturday, 29 April 2017 to Wednesday, 31 May 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 28 April 2017.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

NOTICE OF ANNUAL GENERAL MEETING

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.24 per share (inclusive of tax), amounting to a total of approximately RMB6,784 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Friday, 4 August 2017 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 15 June 2017.

The H Share register of members of the Company will be closed from Saturday, 10 June 2017 to Thursday, 15 June 2017 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 9 June 2017.

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2016 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2016 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

NOTICE OF ANNUAL GENERAL MEETING

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2016 final dividend by Tuesday, 20 June 2017. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2016 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors of H Shares through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 9 August 2017 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland enterprise investors shall pay the tax on their own.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

NOTICE OF ANNUAL GENERAL MEETING

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 10 May 2017.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 1242
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A).	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2016

The Company’s report of the Board of Directors for the year 2016 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2016 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2016

The Company’s report of the Supervisory Committee for the year 2016 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2016 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2016

The audited financial statements and auditor’s report for the year ended 31 December 2016 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2016 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2016

In accordance with the audited financial report of the Company for the year 2016 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2016:

(1) A sum of RMB1,927 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

(2) The Company proposes to pay a cash dividend of RMB0.24 per share (inclusive of tax), totaling RMB6,784 million, to all shareholders of the Company, of which RMB4,638 million is payable to CLIC, RMB360 million is payable to other A Share shareholders, and RMB1,786 million is payable to H Share shareholders.

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	(3)	After the foregoing distributions of the after-tax profit of the Company for the year 2016, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information , the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2016, the Company had a core solvency ratio of 280.34% and a comprehensive solvency ratio of 297.16%. This profit distribution has affected the solvency ratio by approximately -2.97 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS OF THE COMPANY

	(1)	Remuneration for the year 2015

The remuneration of Directors and Supervisors of the Company for the year 2015 was determined in accordance with the relevant regulatory requirements, the details of which are as follows:

(a) Remuneration of the then Directors for the year 2015

The total salary of the then Directors for the year 2015 was RMB5,941,100 (including the deferral payment of performance bonus amounting to RMB1,614,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB873,800, amounting to a total remuneration of RMB6,814,900, of which RMB5,200,100 was paid in 2015.

(b) Remuneration of the then Supervisors for the year 2015

The total salary of the then Supervisors for the year 2015 was RMB5,793,200 (including the deferral payment of performance bonus amounting to RMB603,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,382,600, amounting to a total remuneration of RMB7,175,800, of which RMB6,572,000 was paid in 2015.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In the Company’s annual report for the year 2015, having considered that the regulatory authorities had yet to confirm the remuneration standards of the Directors and Supervisors of the Company, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant rules and regulations of China, the final amount of remuneration of the Chairman of the Board, the Chairman of the Supervisory Committee and the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

(2)	Payment of remuneration for the year 2016

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2016 had not been finalized. The remuneration of Directors and Supervisors of the Company for the year 2016 was determined in accordance with the relevant regulatory requirements and the relevant remuneration management measures of the Company, the details of which are set out below:

	(a)	Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2016 was RMB4,928,000 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB732,200, amounting to a total remuneration of RMB5,660,200 in 2016.

	(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2016 was RMB4,638,700 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,142,500, amounting to a total remuneration of RMB5,781,200 in 2016.

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(3)	Remuneration arrangements for the year 2017

	(a)	Remuneration arrangements of Directors

		(I)	Executive Directors

(i) With respect to the Chairman of the Board, the chairman of the Board will receive remuneration from the controlling shareholders of the Company pursuant to the relevant regulations.

(ii) With respect to other Executive Directors, given that the remuneration for the year 2017 has not been finalized, it is proposed that their remuneration for the year 2017 will be determined on a preliminary basis according to the 2016 standards of remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2017 for shareholders’ approval.

		(II)	Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

		(III)	Independent Directors

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

	(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the year 2017 has not been finalized, it is proposed that the remuneration of the Chairman of the Supervisory Committee for the year 2017 will be determined on a preliminary basis according to the 2016 standards of remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2017 for shareholders’ approval.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The remuneration of the Supervisors who hold positions in the Company for the year 2017 will be determined in accordance with the relevant remuneration management measures of the Company, and its implementation will be proposed at the Company’s annual general meeting for the year 2017 for shareholders’ approval.

RESOLUTION 6.	TO CONSIDER AND APPROVE THE ELECTION OF MR. LIU HUIMIN AS A NON-EXECUTIVE DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The Board considered and approved the resolution in relation to the nomination of Mr. Liu Huimin as a candidate for the Non-executive Director of the fifth session of the Board at a meeting of the Board held on 20 December 2016. The biographical details of Mr. Liu Huimin are set out below:

Mr. Liu Huimin, born in 1965, has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a Doctoral degree in International Law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a Master’s degree in Development Economics and the Peking University with a Bachelor’s degree in National Economic Management, respectively.

The qualification of Mr. Liu as a Director is subject to the approval of the CIRC. Mr. Liu will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Liu will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Liu has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Liu does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Further, there is nothing in respect of the appointment of Mr. Liu that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules, nor is there anything that needs to be brought to the attention of the shareholders of the Company.

RESOLUTION 7.	TO CONSIDER AND APPROVE THE ELECTION OF MR. YIN ZHAOJUN AS A NON-EXECUTIVE DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The Board considered and approved the resolution in relation to the nomination of Mr. Yin Zhaojun as a candidate for the Non-executive Director of the fifth session of the Board at a meeting of the Board held on 20 December 2016. The biographical details of Mr. Yin Zhaojun are set out below:

Mr. Yin Zhaojun, born in 1965, has been the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as the Assistant to the President of the Beijing branch and the Vice President of the Shanxi branch of the Bank of Communications from 2005, and as the President of the Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a Master’s degree in Public Administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a Bachelor’s degree in Economics.

The qualification of Mr. Yin as a Director is subject to the approval of the CIRC. Mr. Yin will enter into a service contract with the Company and his term of office shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Yin will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Yin has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yin does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Further, there is nothing in respect of the appointment of Mr. Yin that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules, nor is there anything that needs to be brought to the attention of the shareholders of the Company.

RESOLUTION 8.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2016 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2017

As approved by the shareholders at the annual general meeting for the year 2015 and the first extraordinary general meeting 2016, Ernst & Young Hua Ming LLP was appointed as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2016, and Ernst & Young was appointed as the Hong Kong auditor of the Company for the year 2016. The total remuneration of the auditors for the year 2016 was RMB55.68 million (inclusive of tax).

The Board proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2017, and Ernst & Young as the Hong Kong auditor of the Company for the year 2017, who will hold office until the conclusion of the annual general meeting for the year 2017, and to authorize the Board to determine their remuneration for the year 2017.

RESOLUTION 9.	TO CONSIDER AND APPROVE THE CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHONGQING TRUST

Reference is made to the announcement of the Company dated 23 March 2017 in relation to the continuing connected transactions between the Company and Chongqing Trust.

As disclosed in the announcement, the Company proposed to enter into the Framework Agreement with Chongqing Trust, whereby the Company and Chongqing Trust will conduct certain daily transactions, mainly including the subscription and redemption of trust products. Such transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

After the approval from the Independent Shareholders is obtained at the AGM, the Company and Chongqing Trust will enter into the Framework Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the AGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Alliance Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the Framework Agreement. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 41 to 42 of this circular and the letter from Alliance Capital set out on pages 43 to 55 of this circular. Your attention is also drawn to the general information set out in Appendix VI to this circular.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

The Company

Chongqing Trust

Scope of transactions

Under the Framework Agreement, the Company and Chongqing Trust will enter into certain daily transactions, including:

(a) subscription and redemption of trust products: the Company (as the principal and beneficiary) will subscribe for or redeem the trust units under the collective fund trust scheme established or managed by Chongqing Trust (as the trustee), and Chongqing Trust will receive the trustee’s remuneration from the trust assets under the collective fund trust scheme.

(b) other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly office space), mutual provision of human resources services, provision of information system services and trust products referral services by the Company to Chongqing Trust.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Pricing and payment

Pricing of the Transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a) subscription and redemption of trust products: at the time of the Company’s subscription of trust products, the Company shall pay to Chongqing Trust the subscription amount in full. When the trust scheme expires or the Company successfully makes an application for redemption before expiry of the trust scheme, Chongqing Trust shall distribute the trust principal and benefits to the Company in accordance with the provisions of the trust contract or the reply slip of the redemption application (as the case may be), and receive the trustee’s remuneration from the trust assets.

(b) other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the approval of the Independent Shareholders at the AGM, the Framework Agreement shall take effect upon signing by the parties and expire on 31 December 2019. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

HISTORICAL FIGURES

As disclosed in the announcement of the Company dated 20 December 2016, the Company proposed to subscribe for trust units under a trust scheme established by Chongqing Trust at a consideration of RMB2,086 million. The Company has fulfilled its information disclosure obligation in respect of such transaction under Chapter 14A of the Hong Kong Listing Rules. In addition, the Company has subscribed for trust units under trust schemes established by Chongqing Trust in a total amount of RMB400 million since 2017.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

ANNUAL CAPS

The Company estimates that the annual caps for the Transactions under the Framework Agreement for the three years ending 31 December 2019 will be as follows:

	RMB hundred million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019
Subscription amount for the subscription of trust products Note 1	500	500	500
Redemption amount for the redemption of trust products Note 2	45	45	45
Fees for other daily transactions Note 3	1	1	1

Notes:

1.	It includes the trustee’s remuneration to be received by Chongqing Trust from the trust assets. For the three years ending 31 December 2019, the trustee’s remuneration to be received by Chongqing Trust from the trust assets is expected to be no more than RMB500 million per year.
2.	It refers to the redemption amount of trust products that the Company may apply to redeem before expiry of the trust scheme.
3.	It includes the fees payable by Chongqing Trust and the fees payable by the Company.

In determining the annual caps on the subscription amount for the subscription of trust products, the Company has taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demand of the Company for trust products, and the expected development of the PRC insurance industry and the PRC trust market. In addition, with the continuous improvement of the product lines of Chongqing Trust, further enhancement of its investment management ability and rapid growth of the issuance size of its products, it is expected that the investment in the trust products of Chongqing Trust can better align with the investment demand of the Company’s insurance funds, and the Company’s investment in the trust products of Chongqing Trust will therefore increase significantly as compared to the historical figures.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In determining the annual caps on the redemption amount for the redemption of trust products, the Company has taken into account the above annual caps on the subscription amount for the subscription of trust products, as well as the expected frequency of redemption of the trust products.

In determining the annual caps on the fees for other daily transactions, the Company has taken into account the factors such as the total number of employees of Chongqing Trust, amount of per capita insurance expenditures of employees, expected rent of office space, area of office space for leasing, demand of human resources services, demand of information system services, size of trust products for referral and rate of issuance expenses, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and redemption of trust products

The subscription and redemption of trust products is expected to generate investment returns for the Company. The expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds. The principles and formula for the calculation of trust benefits, together with the timing and order of priority for the distribution of trust principal and benefits, will be specified in the relevant trust contract and prospectus of the trust scheme, and equally apply to all beneficiaries of the same type under the same trust scheme. The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined with reference to the price of similar transactions in the market, and equally apply to all beneficiaries under the same trust scheme.

The investment management department of the Company will be responsible for the subscription and redemption of trust products within the scope of authorization of the Board, as well as the relevant daily management matters. The investment management department maintains regular contacts with other trust companies, keeping abreast of the latest trust products in the market and their expected rate of return. The investment management department will compare the expected rate of return of the trust products of Chongqing Trust with that of other products in the market of the same term, at the same credit level, and with underlying assets similar to those under the trust products of Chongqing Trust before making each subscription from Chongqing Trust.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Other daily transactions

In determining the prices for the other daily transactions contemplated under the Framework Agreement, the business departments of the Company usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services/ products. The business department of the Company responsible for selling insurance products and providing trust products referral services is the individual insurance sales department, while the human resources department, the general office and the information technology department are responsible for the provision of human resources services, leasing of assets (mainly office space) and provision of information system services, respectively.

In particular, the price for the sale of insurance products under other daily transactions is determined by the Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including Chongqing Trust). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Company will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Company. The business departments will generally conduct periodic checking once a year to ascertain whether the terms are comparable to those of the relevant transactions that are conducted by the Company with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Transactions under the Framework Agreement will be no less favourable than those entered into by the Company with independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE FRAMEWORK AGREEMENT

The investment by the Company in the trust products issued by Chongqing Trust and the entering into of other daily transactions with Chongqing Trust will help expand the investment channels of the Company’s insurance funds, develop its investment business and broaden its income stream, thus achieving better investment returns for the shareholders of the Company. It will also be conducive to the future business cooperation between the Company and Chongqing Trust, so as to further enhance the value of the Company’s brand.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Directors (including the Independent Non-executive Directors) are of the view that the Transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps are fair and reasonable. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin* and Mr. Wang Sidong hold positions in CLIC and/or CLP&C and have abstained from voting on the board resolution to approve the Transactions under the Framework Agreement.

HONG KONG LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Hong Kong Listing Rules. As such, the Transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the applicable percentage ratios in respect of the annual caps are more than 5%, the Transactions under the Framework Agreement are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Company will seek approval from the Independent Shareholders in respect of the Transactions under the Framework Agreement at the AGM. As Chongqing Trust is an associate of CLIC and CLP&C, CLIC will abstain from voting at the AGM to approve the Transactions under the Framework Agreement.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

* Mr. Miao Jianmin resigned as a Director of the Company with effect from 7 April 2017.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The predecessor of Chongqing Trust is Chongqing International Trust Investment Co., Ltd. , which was approved by the People’s Bank of China for its establishment in October 1984. In September 2015, it was renamed as Chongqing International Trust Inc. with a registered capital of RMB12,800 million. Chongqing Trust has 5 shareholders in total, of which Chongqing Guoxin Investment Holding Co., Ltd. is the largest shareholder with a shareholding of 66.99%, and CLI is the second largest shareholder with a shareholding of 26.04%. The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the China Banking Regulatory Commission. As at 31 December 2015, the audited total assets of Chongqing Trust amounted to RMB24,662 million, its audited net assets amounted to RMB16,411 million, its audited operating income amounted to RMB5,446 million and its audited net profit amounted to RMB4,128 million.

RESOLUTION 10.	TO CONSIDER AND APPROVE THE CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CLI

Reference is made to the announcement of the Company dated 23 March 2017 in relation to the continuing connected transactions between the Company and CLI.

As disclosed in the announcement, the Existing Agreement entered into between the Company and CLI will expire on 30 June 2017. The Company proposed to enter into the New Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, floating management fee and performance-based bonus in respect of the investment and management services provided by CLI to the Company. The entrusted assets include Equity, Real Estate, Related Financial Products and Securitization Financial Products. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such Related Financial Products will be limited to infrastructure investment schemes and project asset-backed schemes. Such transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

After the approval from the Independent Shareholders is obtained at the AGM, the Company and CLI will enter into the New Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the AGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the New Agreement. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 41 to 42 of this circular and the letter from Somerley set out on pages 56 to 72 of this circular. Your attention is also drawn to the general information set out in Appendix VI to this circular.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

The Company

CLI

Provision of investment and management services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the New Agreement include Equity, Real Estate, Related Financial Products and Securitization Financial Products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, daily management of capital accounts, unified filing of investment projects with external bodies, closing of investment projects, subsequent management of and exit from investment projects, etc.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Company will conduct an examination and evaluation every year with respect to the investment of entrusted assets and the investment and management services provided by CLI in accordance with the New Agreement, investment guidelines and the relevant measures for the performance appraisal of investments.

The Company’s 2017 investment guidelines for CLI, as approved by the Board (including all Independent Non-executive Directors), set out the strategy of allocation of insurance funds in different kinds of investments, detailed fee structure in relation to the investment and management services, principles of investment, management and exit of investment projects, and risk management requirements, etc. Any changes to the 2017 investment guidelines shall be approved by all Independent Non-executive Directors and the Board as a whole. The Company will formulate its 2018 investment guidelines with reference to the 2017 investment guidelines, and the 2018 investment guidelines and its subsequent changes (if any) shall be approved in the same manner as described above for the 2017 investment guidelines.

Service fees

In consideration of the investment and management services provided by CLI to the Company under the New Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, the Company shall pay CLI the investment management service fee. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the New Agreement, and shall pay CLI the performance-based bonus at the time of exit from the projects with reference to the comprehensive rate of return of the projects. In addition, the Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI, and such adjusted amount is referred to as floating management fee.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(a)	Investment management service fee

The investment management service fee shall be calculated separately for the projects invested prior to the execution of the New Agreement and those newly invested during the term of the New Agreement. With respect to the projects invested prior to the execution of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate then in force when the investment was made. With respect to the projects newly invested during the term of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the New Agreement and the investment guidelines. Pursuant to the New Agreement, the management fee rate for newly invested fixed return projects, which is determined based on the investment return rate of the projects, ranges from 0.05% to 0.6%, and the management fee rate for newly invested non-fixed return projects is 0.3%. The ranges of the investment return rate and their respective corresponding management fee rate for fixed return projects newly invested during the term of the New Agreement are set out in the investment guidelines provided by the Company to CLI.

The management fee rate for special projects and special type of investments shall be determined by the parties through consultation. Special projects refer to the projects entitled to tax exemptions and/or other favourable tax treatments, as well as the strategic investment projects carried out by the Company due to its business or development needs. Pursuant to the New Agreement, the investment management service fee for the strategic investment projects shall not exceed 0.3% of the total investment amount. The Company will only pay CLI the investment management service fee (but will not pay the floating management fee and performance-based bonus under the New Agreement) in respect of the strategic investment projects.

(b)	Floating management fee

The Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI. Such adjusted amount (i.e. the amount of floating management fee) shall range from -10% to +15% of the investment management service fee. The mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(c) Performance-based bonus

The performance-based bonus for non-fixed return projects shall be calculated at the time of exit from the projects with reference to the comprehensive rate of return of the projects. If the comprehensive rate of return of a particular project is higher than 8%, the pre-determined rate of return as stipulated in the New Agreement, CLI shall be entitled to the performance-based bonus on the portion that exceeds such rate of return at the fee rate stipulated in the investment guidelines. The ranges of the comprehensive rate of return and their respective corresponding performance-based bonus for non-fixed return projects are set out in the investment guidelines provided by the Company to CLI.

The investment management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the floating management fee and the performance-based bonus shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation. If the figure of the floating management fee is negative (which means a downward adjustment to the investment management service fee), then such amount shall be deducted from the investment management service fee payable by the Company to CLI.

Subscription of the Related Financial Products

Pursuant to the New Agreement, the assets entrusted by the Company to CLI will also be partially used for the subscription of the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such Related Financial Products will be limited to infrastructure investment schemes and project asset-backed schemes. The criteria for selecting the Related Financial Products (including but not limited to the credit rating and investment target of the products) are set out in the investment guidelines provided by the Company to CLI. CLI will select the Related Financial Products on behalf of the Company in accordance with the investment guidelines. The Company will pay CLI the entrusted management fee (but will not separately pay the investment management service fee, floating management fee and performance-based bonus under the New Agreement) in respect of the subscription of the Related Financial Products. In determining the entrusted management fee rate, the Company will make reference to the fee rate charged by independent third parties for the issuance of financial products of a similar type, obtain no less than three reference prices from independent third parties, and take into account the market environment and the form of management before making each subscription. Both parties agree that the entrusted management fee rate payable by the Company in respect of any particular product shall not exceed 0.6%, and shall not be less favourable than the most preferential

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

fee rate determined between CLI and any other subscribers in respect of the same product. If the entrusted management fee rate of any particular transaction exceeds 0.6%, such transaction shall be separately subject to the approval process of the Company for connected transactions pursuant to the Hong Kong Listing Rules and the relevant rules as stipulated by regulatory authorities, and be approved by all Independent Non-executive Directors and the Board as a whole. The specific entrusted management fee rate and payment method will be specified in the contracts to be entered into between the parties in relation to the subscription of the Related Financial Products.

Pursuant to the New Agreement, the contractual amount of the above Related Financial Products subscribed for by the Company (including the entrusted management fee) for each of the two years ending 31 December 2018 will not exceed RMB80 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for each of the two years ending 31 December 2018 as disclosed below.

Co-investment arrangement

Each of CLIC and CLP&C has also entrusted CLI to invest and manage its assets, which may result in the Company, CLIC and CLP&C investing in the same project.

Pursuant to the New Agreement, the targeted assets of the co-investments to be made by CLI for and on behalf of the Company, CLIC and CLP&C shall be limited to newly launched Related Financial Products and Securitization Financial Products, and shall not include any products acquired from the secondary market. The co-investments of the Company, CLIC and CLP&C shall be made in cash at the same price and in the same product and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favourable than the terms offered by comparable investment products in the market and the price for similar products set by parties other than the co-investment entities.

Pursuant to the New Agreement, the contractual amount of the above co-investments newly entrusted by the Company for each of the two years ending 31 December 2018 will not exceed RMB100 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for each of the two years ending 31 December 2018 as disclosed below.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In the event of any co-investment, the Company will comply with the relevant requirements under the Hong Kong Listing Rules in a timely manner with respect to the specific co-investment transaction.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company.

The Company may from time to time request CLI to provide its agreements with other principals to ensure that the treatments enjoyed by the Company will be no less favourable than those offered by CLI to other principals.

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the AGM. For the purpose of simultaneously implementing the investment guidelines of the Company for the year of 2017, the New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2017 retrospectively and will remain effective until 31 December 2018. After the New Agreement becomes effective, the Existing Agreement will be terminated and replaced by the New Agreement.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

CAP AMOUNTS

Historical figures

For each of the three years ended 31 December 2016, the contractual amount of assets newly entrusted by the Company to CLI for investment and management and the investment management service fee and performance incentive fee paid by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period (Including the Amount of Co-investments)	Amount of the Investment Management Service Fee and Performance Incentive Fee
	(RMB hundred million)	(RMB hundred million)

For the year ended 31 December 2014	415.70	0.89
For the year ended 31 December 2015	457.40	1.67
For the year ended 31 December 2016	501.29	2.98

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Cap amounts

Pursuant to the New Agreement, the amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB550 billion or its equivalent in foreign currency as at the expiry date of the New Agreement (including the contractual amount of assets already entrusted prior to the execution of the New Agreement and the contractual amount of assets newly entrusted during the term of the New Agreement). For each of the two years ending 31 December 2018, the annual cap on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus payable by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period (Including the Amount for Subscription of the Related Financial Products and the Amount of Co-investments)	Amount of the Investment Management Service Fee, Floating Management Fee and Performance-based Bonus
	(RMB hundred million or its equivalent in foreign currency)	(RMB hundred million or its equivalent in foreign currency)

For the year ending 31 December 2017	2,000 (including the amount for the subscription of the Related Financial Products: 800)	6.3
For the year ending 31 December 2018	2,000 (including the amount for the subscription of the Related Financial Products: 800)	9.9

In determining the amount of assets entrusted for investment and management, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2016, the investment budgets provided by CLI for the year of 2017 and the year of 2018, the expected increased investment amount of the Company during the term of the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In addition, the rate of return of traditional financial products has experienced a significant decline when compared to the rate a few

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

years ago. Therefore, the Company needs to increase its overall investment returns by expanding the size of its alternative investments. CLI is a professional alternative investment platform, and has recorded rapid development and significant investment results in recent years. As such, the Company expects that the size of the assets to be entrusted to CLI for investment and management during the term of the New Agreement will increase substantially when compared to the historical figures.

In determining the amount for the subscription of the Related Financial Products, the Company has taken into account the investment budgets provided by CLI for the year of 2017 and the year of 2018, as well as the needs of the Company for allocation of its investment portfolio. CLI has obtained the qualifications for the businesses of infrastructure investment plans and project asset-backed plans as approved by the CIRC in late 2015 and formed a professional investment team in the second half of 2016 to conduct the business of investment in financial products, as such, the Company intends to subscribe for the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance.

In determining the amount of the investment management service fee, floating management fee and performance-based bonus, the Company has taken into account the above amount of assets entrusted for investment and management, the fee rates for the investment management service fee, floating management fee and performance-based bonus as specified in the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates for the investment management service fee, floating management fee and performance-based bonus, the Company has made reference to market standards and industry practices, obtained no less than five reference prices from independent third parties offering similar services, and taken into account the fee structures and fee rates for the debt plans and alternative investment funds with underlying investments similar to those under the New Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE NEW AGREEMENT

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, expertise and network of CLI in the alternative investment market to further expand its investment channels and develop its investment business. Thus, the entering into of the New Agreement is in line with the development strategy of the investment business of the Company. Through investing in the alternative investment products, the Company can further expand and diversify its investment portfolio, better diversify its investment risk and capture investment opportunities with higher potential and returns.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Directors (including the Independent Non-executive Directors) are of the view that the Transactions under the New Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps are fair and reasonable. Mr. Yang Mingsheng, Mr. Miao Jianmin* and Mr. Wang Sidong hold positions in CLIC and/or CLI and have abstained from voting on the board resolution to approve the Transactions under the New Agreement.

HONG KONG LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee and performance-based bonus payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. In relation to the subscription by the Company of the Related Financial Products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the

* Mr. Miao Jianmin resigned as a Director of the Company with effect from 7 April 2017.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

subscription by the Company of the Related Financial Products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Company will seek approval from the Independent Shareholders in respect of the Transactions under the New Agreement at the AGM. In view of CLI’s interests in the Transactions under the New Agreement, CLIC will abstain from voting at the AGM to approve the Transactions under the New Agreement.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 30 June 2016, the total assets of CLI amounted to RMB15.6 billion, its total liabilities amounted to RMB3.7 billion, and its owners’ equity amounted to RMB11.9 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment. CLI also completed its qualification registration of innovation for infrastructure investment plans with the CIRC in November 2015.

(B). SPECIAL RESOLUTION

RESOLUTION 11.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the Annual General Meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the AGM.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 12 April 2017.

(C). TO RECEIVE RELEVANT REPORTS

RESOLUTION 12.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2016

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Board of Directors of the Company for the year 2016 has been approved at the eleventh meeting of the fifth session of the Board held on 23 March 2017. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2016 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Board of Directors of the Company for the year 2016. Please refer to the announcement published by the Company on 24 March 2017 for details of the report.

RESOLUTION 13.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and execution of the connected transactions management system of the Company for the year 2016 is set out in Appendix V to this circular for shareholders’ information.

APPENDIX II	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

12 April 2017

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 12 April 2017 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Transactions under the Framework Agreement and the Transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Alliance Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the Framework Agreement. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the New Agreement.

We wish to draw your attention to Appendix I set out on pages 15 to 40 of the Circular, the letter from Alliance Capital to the Independent Board Committee and the Independent Shareholders set out on pages 43 to 55 of the Circular, and the letter from Somerley to the Independent Board Committee and the Independent Shareholders set out on pages 56 to 72 of the Circular.

APPENDIX II	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Alliance Capital and Somerley and their respective recommendations in relation thereto, we consider that the Transactions under the Framework Agreement and the Transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the AGM to approve the Transactions under the Framework Agreement and the Transactions under the New Agreement.

Yours faithfully, the Independent Board Committee of
China Life Insurance Company Limited Chang Tso Tung Stephen
Robinson Drake Pike Tang Xin
Leung Oi-Sie Elsie

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

The following is the text of Letter from Alliance Capital Partners Limited to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this circular.

Room 1502-03A, 15/F
Wing On House
71 Des Voeux Road Central Hong Kong

12 April 2017

To:	The Independent Board Committee and

the Independent Shareholders of China Life Insurance Company Limited

CONTINUING CONNECTED TRANSACTIONS

WITH CHONGQING TRUST

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Framework Agreement (as defined below) and the proposed annual caps set out therein, details of which are set out the paragraph headed “Resolution 9. To consider and approve the continuing connected transactions between the Company and Chongqing Trust” in Appendix I (the “Appendix I”) contained in the circular dated 12 April 2017 issued by the Company to the Shareholders (the “Circular”), of which this letter form part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

The Company intended to enter into the Framework Agreement with Chongqing Trust, including mainly subscription and redemption of trust products, and other daily transactions permitted by laws and regulations including but not limited to purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly office space), mutual provision of human resources services, provision of information system services and trust products referral services by the Company to Chongqing Trust.

CLIC, the controlling shareholder of the Company currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, being held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore also a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rule. As such, the Transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of annual caps for the Transactions under the Framework Agreement are more than 5%, the Transactions under the Framework Agreement are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

THE INDEPENDENT BOARD COMMITTEE

As at the Latest Practicable Date, the Independent Board Committee, comprising all of the Independent Non-executive Directors (namely Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie) who have no direct or indirect interest in the continuing connected transactions contemplated under the Framework Agreement, has been established to advise the Independent Shareholders as to whether the Transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of the business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. In this regard, we, Alliance Capital Partners Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions under the Framework Agreement.

In the past two years, we were appointed in October 2016 as independent financial adviser to the Company for renewal of continuing connected transaction, and our opinion letter was included in the Company’s circular dated 11 November 2016. Apart from the normal advisory fee paid to us in connection with this transaction, we do not have any business dealings with the Company since then.

Apart from the normal advisory fee payable to us in connection with our appointment as the Independent Financial Adviser, there is no relationship or interests with the Company, the Group, CLIC, CLP&C, Chongqing Trust, or any of their respective associates, or any other parties that could reasonably be regarded as relevant to our independence, and we are not involved in any discussion pertaining to the Framework Agreement. We consider that we are independent under Rule 13.84 of the Hong Kong Listing Rules.

BASIS OF OUR ADVICE

In arriving at our recommendation, we have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Directors and the management of the Company. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Directors and the management of the Company are true and accurate at the time they were made and will continue to be true and accurate as at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement contained in the Circular misleading. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided to us so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs or the prospects of the Company, the Group, CLIC, CLP&C, Chongqing Trust, or any of their respective associates.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of Alliance Capital Partners Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the terms of, and proposed annual caps, of the Transactions under the Framework Agreement, we have taken into consideration the following principal factors and reasons.

I.	Background of the Company

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

II.	Background of the Chongqing Trust

The predecessor of Chongqing Trust is Chongqing International Trust Investment Co., Ltd. , which was approved by People’s Bank of China for its establishment in October 1984. In September 2015, it was renamed as Chongqing International Trust Inc. with a registered capital of RMB12,800 million. Chongqing Trust has 5 shareholders in total, of which is Chongqing Guoxin Investment Holding Co., Ltd. is the largest shareholder with a shareholding of 66.99%, and CLI is the second largest shareholder with a shareholding of 26.04%.

The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the China Banking Regulatory Commission. As at 31 December 2015, the audited total asset of Chongqing Trust amounted to RMB24,662 million, its audited net asset amounted to RMB16,411 million, its audited operating income amounted to RMB5,446 million, and its audited net profit amounted to RMB4,128 million.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

III.	Reasons for and benefits of entering into the Framework Agreement

As advised by the management of the Company, the company management believes that there are compelling commercial reasons for the Company and Chongqing Trust to enter into the Framework Agreement. We considered that the Company can leverage on the investment experience and capabilities of Chongqing Trust, and that investment by the Company in trust products issued by Chongqing Trust and the entering into of other daily transactions with Chongqing Trust will help expand the investment channels of the Company’s insurance funds, develop its investment business and broaden its income stream, thus achieving better investment returns for the shareholders of the Company. It will also be conducive to the future business cooperation between the Company and Chongqing Trust, so as to further enhance the value of the Company’s brand.

1.	Subscription, redemption of trust product and the company’s payment of the subscription cost

As advised by the management of the Company, the Company in general will, according to its investment decision, from time to time purchase and redeem trust products according to the capital market condition and the performance of various trust products.

According to the outline of the 13th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to develop rapidly. China’s premium income in 2010 increased from RMB1,300 billion to RMB2,400 billion in 2015, an average annual growth of 13.4%. It is targeted that the direct insurance premium income and the total asset value of the insurance industry in the PRC will amount to RMB4,500 billion and RMB25,000 billion in 2020, respectively. As discussed with the management of the Company, it is expected that the insurance business of the Company will grow in line with the market target in future. In view of the growing PRC insurance market, it would be beneficial to the Company to enrich their available investment choices, so as to increase their flexibility on designing insurance product with different investment focus and strategies on risks and returns.

Having considered the above, we concur with the view of the Directors that the subscription and redemption of trust products and the payment of respective subscription are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

2.	Other daily transactions with Chongqing Trust

The Company will conduct other daily transactions permitted by laws and regulations with Chongqing Trust, including purchase of insurance products by Chongqing Trust, leasing of assets (mainly office space), mutual provision of human resources services, provision information system services and trust products referral services by the Company to Chongqing Trust.

As discussed with the Company, other daily transactions are mainly to facilitate the daily operations of the Company and Chongqing Trust.

Having considered the above, we concur with the view of the Directors that the other daily transactions contemplated under the Framework Agreement fall within the ordinary and usual course of business and is in the interests of the Company and the Shareholders as a whole.

IV.	Principal Terms of the Framework Agreement

Parties	(1)	the Company

	(2)	Chongqing Trust

Term	Subject to the approval of Independent Shareholders at the AGM, the Framework Agreement shall take effect upon signing by the parties and expire on 31 December 2019

Scope of Transactions under the Framework Agreement	Under the Framework Agreement, the Company and Chongqing Trust will enter into certain daily transactions, including:

	(i)	Subscription and redemption of trust products

The Company (as the principal and beneficiary) will subscribe for or redeem the trust units under the collective fund trust scheme established or managed by Chongqing Trust (as the trustee).

Trustee’s remuneration

Chongqing Trust will receive the trustee’s remuneration from the trust assets under the collective trust scheme.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

	(ii)	Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly office spaces), mutual provision of human resources services, provision of information system services and trust products referral services by the Company to Chongqing Trust.

Pricing and payment	Pricing of the Transactions under the Framework Agreement shall be determined through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

	(i)	Subscription and redemption of trust products

For the subscription of collective trust products established or managed by Chongqing Trust, the expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds.

At the time of the Company’s subscription of trust products, the Company shall pay to Chongqing Trust the subscription amount in full. When the trust scheme expires or the Company successfully makes an application for redemption before expiry of the trust scheme, Chongqing Trust shall distribute the trust principal and benefits to the Company in accordance with the provisions of the trust contract or the reply slip of the redemption application (as the case may be), and receive the trustee’s remuneration from the trust assets.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Trust benefits

The principle and formula for the calculation of trust benefits, together with timing and order of priority for the distribution of trust principal and benefits, will be specified in the trust contract and prospectus of the trust scheme, and equally apply to all beneficiaries of the same type under the same trust scheme.

Chongqing Trust as trustee will allocate the trust principal and benefits to the beneficiaries in accordance with the trust contract. The relevant taxes and levies, including trustee’s remuneration applicable to the trust assets will be deducted from trust assets in accordance with the trust contract.

Trustee’s remuneration

The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined with reference to the price of similar type of similar transactions in the market, and equally apply to all beneficiaries under the same trust scheme.

(ii)	Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in specific agreements to be entered into between the parties.

As advised by the management of the Company, the Company has established policies and procedures regarding risk management and internal control for decision making with respect to subscription or redemption of trust products. The investment management department of the Company will be responsible for the subscription and redemption of trust products within the scope of authorisation of the Board, as well as the relevant daily management matters. The investment management department maintains regular contacts with other trust companies, keeping abreast of the latest trust products in the market and their expected rate of return. The investment management department will compare the expected rate of return of the trust products of Chongqing Trust with that of other products in the market of the same term, at the same credit level, and with underlying assets similar to those under the trust products of Chongqing Trust before making each subscription from Chongqing Trust. Continuing connected transaction related matters have to be considered by continuing connected transaction committee, and there is explicit mechanism to ensure the transactions are fair and reasonable. We have reviewed the prospectus of trust scheme of Chongqing Trust previously established for the subscription of qualified investor. We also note that there are explicit market benchmarks for the major parameters stipulated in the Framework Agreement. There is redemption clause stipulated under the prospectus of trust scheme of the trust products Chongqing Trust previously established for the subscription of qualified investors, and, according to Chongqing Trust, the terms of trust scheme prospectus are equally applicable to all beneficiaries of the same type under the same trust scheme. Based on the above, we are of the view that the terms of the Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

We have reviewed the trust scheme prospectus of trust products previously established by Chongqing Trust for subscription of qualified investor, and note that trustee’s remuneration was explicitly stated in the trust scheme prospectus, and equally applicable to all beneficiaries of the same type under the same trust scheme. As advised by the Company, expected trustee’s remuneration can be calculated from the proposed annual caps for subscription price for subscription of trust product. As discussed with Chongqing Trust, we note that such calculated expected trustee’s remuneration is slightly higher than the trustee’s remuneration of the trust scheme that Chongqing Trust previously established for subscription of qualified investors, and this is for the buffer purpose. Based on the above, we are of the view that the terms of the Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For other daily transactions permitted by laws and regulations, both parties currently expect the other daily transactions under Framework Agreement include but not limited to purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly for office spaces), mutual provision of human resources services, provision of information system services and trust products referral services by the Company to Chongqing Trust. In determining the prices for the other daily transactions contemplated under the Framework Agreement, the business departments of the Company usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services/products. In particular, the price for the sale of insurance products under other daily transactions is determined by the Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including Chongqing Trust). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents. The price for the trust products referral services under other daily transactions is determined by the Chongqing Trust with reference to the price for referral services of a similar type of trust products in the market, and such price equally applies to all referral services providers of the trust products (including the Company).

Having obtained the various reference prices, the business departments of the Company will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Company. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Transactions under the Framework Agreement are comparable to those of the relevant transactions that are conducted by the Company with independent third parties and of the relevant transactions in the market from time to time.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Given the above and in consideration that the internal control procedures on continuing connected transactions being in place, we are of the view that the terms of the Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned. We concur with the Company’s view that the methods and procedures adopted above can ensure that the prices and the terms of the Transactions under Framework Agreement will be no less favourable than those entered into by the Company with independent third parties.

V.	Proposed Annual Caps under the Framework Agreement

As disclosed in the announcement of the Company dated 20 December 2016, the Company proposed to subscribe for trust units under a trust scheme established by Chongqing Trust at a consideration of RMB2,086 million. In addition, the Company has subscribed for trust units under trust schemes established by Chongqing Trust in a total amount of RMB400 million since 2017.

As mentioned in Appendix I, the proposed annual caps in respect of the Transactions under the Framework Agreement for each of the three years ending 31 December 2017, 2018 and 2019 are set out below:

	For the year ended 31 December
	2017	2018	2019
	(RMB hundred million)	(RMB hundred million)	(RMB hundred million)

Subscription amount for the subscription of trust products (Note 1)	500	500	500
Redemption amount for the redemption of trust products (Note 2)	45	45	45
Fees for other daily transactions (Note 3)	1	1	1

Notes:

1.	It includes the trustee’s remuneration to be received by Chongqing Trust from the trust assets. For the three years ending 31 December 2019, the trustee’s remuneration to be received by Chongqing trust from the trust assets is expected to be no more than RMB500 million per year.
2.	It refers to the redemption amount of trust products that the Company may apply to redeem before expiry of the trust scheme.
3.	It includes the fees payable by Chongqing Trust and the fees payable by the Company.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

As discussed with the management of the Company, in determining the annual caps on the subscription amount for the subscription of trust products, the Company has taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demand of the Company for the trust products, and the expected development of the PRC insurance industry and the PRC trust market. In addition, with the continuous improvement of the product lines of Chongqing Trust, further enhancement of its investment management ability and rapid growth of issuance size of its products, it is expected that the investment in the trust products of Chongqing Trust can better align with the investment demand of the Company’s insurance funds, and the Company’s investment in the trust products of Chongqing Trust will therefore increase significantly as compared to the historical figures.

In determining the annual caps on the redemption price for redemption for trust products, the Company has taken into account the above annual caps on the subscription amount for subscription of trust products, as well as and the expected frequency of redemption of the trust products.

In determining the annual caps for the fees for other daily transactions, the Company has taken into account the factors such as the total number of employees of Chongqing Trust, amount of per capita insurance expenditures of employees, expected rent of office space, area of office space for leasing, demand of human resources services, demand of information system services, size of trust products for referral and rate of issuance expenses, as well as the expected future business development between the parties in other relevant aspects.

In analyzing the proposed annual caps for the Transactions under the Framework Agreement, we have considered the following:

1.	Growth potential of insurance industry and fund investment industry in the PRC

As discussed with the management of the Company, the market of the insurance and trust industry is, to certain extent, linked to the overall performance of the economy, which promoted the accumulation of social wealth. According to the National Bureau of Statistics of China (http://www.stats.gov.cn/), the GDP of the PRC increased from RMB68,905 billion in 2015 to RMB74,413 billion in 2016. Strong growth in the PRC economy and per capita GDP has resulted in an increase in disposable income in China and improvement in living standards.

According to the information published on the website of CIRC in February 2017, the total asset of the insurance industry in the PRC amounted to RMB15,116.92 billion, representing an increase of 22.31% from the beginning of the year. Insurance income amounted to RMB20,959.11 billion, representing a year-on-year growth of 27.5%. According to the outline of the 13th Five-year Development Plan for the PRC Insurance Industry published by CIRC, the PRC insurance industry continues to develop rapidly and it is targeted that the direct insurance premium income and the total asset value of the insurance industry in the PRC will be amounted to RMB4,500 billion and RMB25,000 billion in 2020, respectively.

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Various figures in “Trust companies business operation information for the forth quarter of 2016” published by China Trust Industry Association in March 2017 indicated that the scale of asset has continued the increasing trend in past three quarters, and the total asset has exceed RMB20,000 billion, with a decrease in total revenue but an increase in total profit. As at the end of 2016, the total revenue of trust company amounted to RMB111.624 billion, representing a decrease of 5.09% as compared to year 2015. Total profit for year 2016 amounted to RMB77.182 billion, representing an increase of 2.83% as compared to year 2015.

As quoted by “Focus News”, Mr. Xing Cheng (the president of Trust and Fund Research Centre of Renmin University of China) believes that there is actual signals that the industry is on an upward trend, based on the quarter-on-quarter growth rates of total trust assets in the four quarters in 2016, being 1.7%, 4.25%, 5.11% and 11.29%.

Based on the above, we believe that the PRC insurance and trust market will continue to grow in the coming years. Thus, there is a high potential for future growth of the size of investment assets of the Company and trust products of Chongqing Trust. The annual caps for subscription of trust products amounted to approximately 2% of the total asset of the Company (calculated based on the total asset of approximately RMB2,589,046 million as stated in the Company’s interim report in 2016). We consider that the annual caps for subscription of trust products not excessive.

2.	Requirement and redemption of trust products

As advised by the management of the Company, based on the operation and investment requirement of the Company, the demand of redemption of trust products is low in general. As explained by Chongqing Trust, one of the condition of redemption of trust products is that there has to be another qualified investor willing to invest in the corresponding trust units, and such investor apply to join the trust scheme. Thereafter, the existing trust product subscriber can apply for redemption. Based on the above, we consider that the annual caps for redemption of trust products not excessive.

3.	Recent business development of Chongqing Trust and the other daily transaction with Chongqing Trust

As advised by the management of the Company, Chongqing Trust is known in the industry to be of a vast variety of financial and equity investment. According to the annual report of Chongqing Trust for year 2015, their current registered capital amounted to RMB12.8 billion. As at 31 December 2015, the audited total asset amounted to RMB24.662 billion, audited net asset amounted to RMB16.411 billion, audited operating income amounted to RMB5.446 billion, and audited net profit amounted to RMB4.128 billion, and trust assets amounted to RMB155.07 billion. The major long-term equity investment of Chongqing Trust includes the equity interest of 34.79% of (*Chongqing Three Gorges Bank Corporation

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Limited), 24.99% of (*Hefei Rural Commercial Bank Corporation Limited), 13.04% of (*China Trust Protection Fund Co., Ltd.), and 49% of (*YIMIN Asset Management Co., Ltd).

According to the information published by China Trust Industry Association, the performance of Chongqing Trust in 2016 is satisfactory. It is shown that Chongqing Trust’s unaudited operation revenue for 2016 amounted to RMB4.191 billion, ranked fifth in the industry, and the unaudited realised net profit amounted to RMB3.601 billion, ranked second in the industry. Based on the above, Chongqing Trust ranked high in the trust industry and is a trust company with credentials.

As discussed with the management of the Company, following the enhanced brand awareness and publicity of Chongqing Trust in the market, the business scale of Chongqing Trust, and thus the number of staff and the area of the office spaces of Chongqing Trust are also expected to increase. The proposed annual caps for the other daily transactions are determined based on, among others, the total number of employees of Chongqing Trust, amount of per capita insurance expenditures of employees, expected rent of office space, area of office space for leasing, demand of human resources services, demand of information system services, size of trust products for referral and rate of issuance expenses, as well as the expected future business development between the parties in other relevant aspects. Based on the above and in view of the operation scale of both the Company and Chongqing Trust, we consider that the annual caps for the other daily transactions between the Company and Chongqing Trust not excessive.

Based on the above, we concur with the Company’s view that the proposed annual caps under the Framework Agreement for the three years ending 31 December 2019 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the principal factors and reasons above, we are of the opinion that the entering into the Framework Agreement is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, and that the terms of the Framework Agreement (including the proposed annual caps) are on normal commercial terms, and are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the AGM for approving the Framework Agreement (including the proposed annual caps).

Yours faithfully,
For and on behalf of
Alliance Capital Partners Limited
Andric Yew	Alyssa Ng
Managing Director	Director

APPENDIX III	LETTER FROM ALLIANCE CAPITAL

Mr. Andric Yew and Ms. Alyssa Ng are licensed persons under the SFO to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities and both of them have more than 10 years’ experience in participation and advising in various initial public offerings and transactions involving companies listed in Hong Kong, including but not limited to the provision of independent financial advisory services regarding continuing connected transactions.

APPENDIX IV	LETTER FROM SOMERLEY

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong

12 April 2017

To:	the Independent Board Committee and

the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

BETWEEN THE COMPANY AND CLI

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Transactions under the New Agreement, being the provision by CLI of the investment and management services with respect to assets entrusted to it by the Company and the subscription by the Company of the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance, for which the Independent Shareholders’ approval is being sought, including the annual caps relating thereto (the “Annual Caps”). Details of the New Agreement and the Annual Caps are contained in the circular of the Company to the shareholders of the Company (the “Shareholders”) dated 12 April 2017 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

As at the Latest Practicable Date, CLIC is a controlling shareholder of the Company holding approximately 68.4% of the issued share capital of the Company. Since CLI is a wholly-owned subsidiary of CLIC, it is an associate of CLIC and therefore a connected person of the Company. As such, the Transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee and performance-based bonus payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. In relation to the subscription by the Company of the Related Financial Products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the subscription by the Company of the Related Financial Products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX IV	LETTER FROM SOMERLEY

The Company will seek approval from the Independent Shareholders in respect of the Transactions under the New Agreement at the AGM. In view of CLI’s interests in the Transactions under the New Agreement, CLIC and its associates will abstain from voting at the AGM to approve the Transactions under the New Agreement.

The Independent Board Committee comprising all Independent Non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie, has been established to advise the Independent Shareholders as to whether the Transactions under the New Agreement (i) are conducted in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole; (ii) are fair and reasonable so far as the Independent Shareholders are concerned. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

During the past two years, we have not acted as an independent financial adviser to the independent board committee and/or independent shareholders of the Company. As at the Latest Practicable Date, there were no relationships or interests between (a) Somerley and (b) the Group, CLI, and their respective subsidiaries and associates that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Hong Kong Listing Rules to act as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions under the New Agreement. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, CLI, or their respective substantial shareholders or associates.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that they are true, accurate and complete in all material aspects and will remain so up to the time of the AGM. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth, accuracy or completeness of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have, however, not conducted any independent investigation into the business and affairs of the Group and CLI, nor have we carried out any independent verification of the information supplied.

APPENDIX IV	LETTER FROM SOMERLEY

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the terms of the Transactions under the New Agreement, we have taken the following principal factors and reasons into consideration:

1.	Information on the Group and CLI

The Group is one of the leading life insurance companies in the PRC. Its products and services include, individual and group life insurance, annuities products, and accident and health insurance. For the two years ended 31 December 2015 and 31 December 2016, the Group recorded total revenues of approximately RMB507.4 billion and RMB540.8 billion respectively. As at 31 March 2017, the Company had a market capitalisation of approximately HK$772.8 billion.

CLI is a company established under the laws of the PRC with limited liability. It is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 30 June 2016, CLI had assets of approximately RMB15.6 billion, liabilities of approximately RMB3.7 billion, and equity attributable to owners of CLI of approximately RMB11.9 billion. CLI is the professional alternative investment platform for companies within the group of CLIC.

2.	Background to and reasons for the Transactions under the New Agreement

The Group has continued to grow in recent years and maintains a leading position in the PRC insurance industry. The Group’s net premiums earned increased from approximately RMB362.3 billion in 2015 to approximately RMB426.2 billion in 2016, while the Group’s investment assets stood at approximately RMB2,453.3 billion as at 31 December 2016, an increase of approximately 7.2% compared to 2015. They mainly comprised bonds, term deposits, stocks and funds, with an overall gross investment yield of approximately 4.6% in 2016. As set out in the Company’s 2016 annual results announcement, with further optimisation of its investment management system, the Company in 2016 expanded the size of market-oriented third party asset management, accelerated the development of its alternative investment platform, and decentralised investment arrangements. The Group further stated that it would, among others, strengthen the management of assets and liabilities in 2017. Against the backdrop of the Group’s outlook for 2017 and growing premiums from its products and services, it has been seeking additional and expanded avenues for investing its assets.

As set out in Appendix I to the Circular, the Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI has been engaged by the Company since March 2013 to provide investment and management services in respect of the assets entrusted to it. By entering into the New Agreement, the Company can leverage the industry experience, expertise and network of CLI in relation to its asset management expertise. As confirmed by the Company, the assets entrusted to CLI by the Company have been recording positive investment returns since 2013, and the rate of return for the fixed return projects in 2015 and 2016 have been generally higher than the Group’s overall investment yields as mentioned above. Save for entrusting assets to CLI, the Company has invested in products by independent fund managers.

APPENDIX IV	LETTER FROM SOMERLEY

The Existing Agreement has been entered into for a period from 1 January 2016 to 30 June 2017, which succeeded a similar agreement for the period from 1 January 2015 to 31 December 2015 (the “Previous Agreement”). The Existing Agreement was approved by the then independent shareholders of the Company at a shareholders’ meeting held on 29 December 2015. After the New Agreement becomes effective, the Existing Agreement will be terminated and replaced by the New Agreement, in order to continue the abovementioned investment and management services for the period from 1 January 2017 to 31 December 2018.

According to the 13th Five-year Development Plan for the PRC insurance industry published by the CIRC in 2016, the PRC insurance industry continues to develop rapidly and it is expected that the insurance premium income and the total assets value of the insurance industry in the PRC will reach RMB4,500 billion and RMB25,000 billion in 2020, respectively. In addition, according to the statistics published by the CIRC, the insurance premium income in the PRC reached approximately RMB3,095.9 billion in 2016, representing a year-on-year increase of approximately 27.5%, while life insurance premiums in the PRC reached approximately RMB2,169.3 billion in 2016, representing a year-on-year increase of approximately 36.8%. As at 31 December 2016, the total assets value of the insurance industry in the PRC amounted to approximately RMB15,116.9 billion, an increase of approximately 22.3% compared to 2015, and approximately 36.0% of which were related to other investments (comprising alternative investments). It is noted that such other investments became the largest investment type at the end of 2016, surpassing other categories of investment products such as bank deposits and bond investments. This may indicate an increasing demand by PRC insurers for alternative investment products.

The Group’s investment portfolio entrusted to CLI amounted to approximately RMB148.6 billion as at 31 December 2016, representing approximately 6.1% of its total investment assets. As further analysed in the section below headed “The Annual Caps”, the Group has been increasing its amount of assets entrusted to CLI for investment and management (the “Entrusted Assets”) in recent years. The Group intends to continue such strategy with a view to diversifying its investment portfolio by leveraging CLI’s capabilities. Therefore, the entering into of the New Agreement provides an opportunity for the Group to leverage the resources of CLI to further tap into the alternative investment market.

APPENDIX IV	LETTER FROM SOMERLEY

3.	Principal terms of the New Agreement

Set out below are the principal terms of the New Agreement. Further details are disclosed in Appendix I to the Circular.

(i)	The New Agreement

General

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilisation of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The Entrusted Assets include:

•	Equity, representing any equity or investment interests of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC;

•	Real Estate, representing any lands, buildings and other fixtures attached to lands within or outside the PRC;

•	the real estate investment funds and equity investment funds, the underlying assets of which are non-financial securities assets such as Equity and Real Estate, as well as any other financial products invested with insurance funds as permitted by the Regulatory Authorities; and

•	any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust schemes of trust companies, and special assets management schemes of securities companies, the investment targets of which are Equity and Real Estate.

The Company retains the title of the Entrusted Assets and CLI is authorised to invest and manage the Entrusted Assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, daily management of capital accounts, unified filing of investment projects with external bodies, closing of investment projects, subsequent management of and exit from investment projects, etc.

APPENDIX IV	LETTER FROM SOMERLEY

The Company will conduct an examination and evaluation every year with respect to the investment of entrusted assets and the investment and management services provided by CLI in accordance with the New Agreement, investment guidelines and the relevant measures for the performance appraisal of investments.

The Company’s 2017 investment guidelines for CLI, as approved by the Board (including all Independent Non-executive Directors), set out the strategy of allocation of insurance funds in different kinds of investments, the detailed fee structure in relation to the investment and management services, principles of investment, the management and exit of investment projects, and risk management requirements, etc. As set out in the Appendix I to the Circular, any changes to the 2017 investment guidelines shall be approved by all Independent Non-executive Directors and the Board as a whole, and the Company will formulate its 2018 investment guidelines with reference to the 2017 investment guidelines, and the 2018 investment guidelines and its subsequent changes (if any) shall be approved in the same manner as described above for the 2017 investment guidelines.

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds between CLI and other principals, such other principals are entitled to any preferential treatment or any treatment more favourable than those enjoyed by the Company, CLI shall, at the request of the Company, offer the same treatment to the Company. As set out in the Appendix I to the Circular, the Company may from time to time request CLI to provide its agreements with other principals to ensure that the treatments enjoyed by the Company will be no less favourable than those offered by CLI to other principals.

Service fees

Pursuant to the New Agreement, the service fees for fixed return projects and non-fixed return projects are determined and calculated between the Company and CLI, as follows:

(i)	for fixed return projects, the Company shall pay CLI the investment management service fee which shall be determined based on the investment return rate of the projects;

(ii)	for non-fixed return projects, the Company shall pay CLI (a) an investment management service fee during the term of the New Agreement, and (b) a performance-based bonus at the time of exit from the projects with reference to the comprehensive rate of return of the projects; and

APPENDIX IV	LETTER FROM SOMERLEY

(iii)	at the end of each year, the Company will make adjustments to the investment management service fees for fixed return projects and non-fixed return projects based on the result of its annual business evaluation of CLI (i.e. the floating management fee).

The investment management service fee for projects invested prior to the execution of the New Agreement shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate as set out in the Previous Agreement and investment guidelines (the “Previous Rates”). We note that the Previous Rates ranged from 0.05% to 0.6% for the fixed return projects, and were 0.3% for the non-fixed return projects.

The investment management service fee for projects newly invested during the term of the New Agreement shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the New Agreement and the investment guidelines. Pursuant to the New Agreement and the investment guidelines, the management fee rate for newly invested fixed return projects, which is determined based on the investment return rate of the projects, ranges from 0.05% to 0.6%, and the management fee rate for newly invested non-fixed return projects is 0.3% (the “Current Rates”), which are the same as the Previous Rates. The detailed fee structure in relation to fixed return projects and non-fixed return projects is specified in the 2017 investment guidelines. As mentioned above, any changes to 2017 investment guidelines (including the fee structure) should be approved by the Board and all Independent Non-executive Directors.

The performance-based bonus for non-fixed return projects shall be calculated at the time of exit from a project with reference to the comprehensive rate of return of the project. If this is higher than 8%, the pre-determined rate of return as stipulated in the New Agreement and the investment guidelines, CLI shall be entitled to the performance-based bonus on the portion that exceeds such rate of return at the fee rate stipulated in the investment guidelines (such rate ranges from 15% to 20%, which is the same as the applicable rates under the Existing Agreement). The ranges of the comprehensive rate of return and their respective corresponding performance-based bonus for non-fixed return projects are specified in the investment guidelines.

APPENDIX IV	LETTER FROM SOMERLEY

The floating management fee at the end of each of 2017 and 2018 shall be calculated by multiplying the aggregate annual investment management service fee in relation to fixed return projects and non-fixed return projects for the year by an applicable factor, which ranges from a discount of 0.9 times to a premium of 1.15 times, as set out in the New Agreement. The detailed mechanism for determining the floating management fee is set out in the 2017 investment guidelines, and it takes into account a number of key performance indicators which, for example, aim to incentivise CLI to invest the Entrusted Assets in projects with longer investment horizons in line with the Group’s investment goals. Pursuant to the New Agreement, the mechanism for determining the floating management fee in 2018 will be set out in the 2018 investment guidelines, and will be determined with reference to the 2017 key performance indicators, with a more stringent target. The investment management service fee shall be paid by the Company to CLI on a quarterly basis. The floating management fee and the performance-based bonus shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation. If the floating management fee is negative (which means a downward adjustment to the investment management service fee), then such amount shall be deducted from the investment management service fee payable by the Company to CLI.

Subscription of the Related Financial Products

Pursuant to the New Agreement, the assets entrusted by the Company to CLI will also be partially used for the subscription of the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such Related Financial Products will be limited to infrastructure investment schemes and project asset-backed schemes. The criteria for selecting the Related Financial Products (including but not limited to the credit rating and investment target of the products) are set out in the investment guidelines. CLI will select the Related Financial Products on behalf of the Company in accordance with the investment guidelines. The Company will pay CLI the entrusted management fee (but will not separately pay the investment management service fee, floating management fee and performance-based bonus under the New Agreement) in respect of the subscription of the Related Financial Products. In determining the entrusted management fee rate, the Company will make reference to the fee rate charged by independent third parties on financial products of a similar type, obtain no less than three reference prices from independent third parties, and take into account the market environment and the form of management before making each subscription. Both parties agree that the entrusted management fee rate payable by the Company in respect of any particular product shall not exceed 0.6%, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. As set out in the Appendix I to the Circular, if the entrusted management fee rate of any particular transaction exceeds 0.6%, such transaction shall be separately subject to the approval process of the Company for connected transactions pursuant to the Hong Kong Listing Rules and the relevant rules as stipulated by Regulatory Authorities, and be approved by all Independent Non-executive Directors and the Board as a whole. The specific entrusted management fee rate and payment method will be specified in the contracts to be entered into between the parties in relation to the subscription of the Related Financial Products.

APPENDIX IV	LETTER FROM SOMERLEY

Pursuant to the New Agreement, the contractual amount of the above Related Financial Products subscribed for by the Company (including the entrusted management fee) for each of the two years ending 31 December 2018 will not exceed RMB80 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for each of the two years ending 31 December 2018 as disclosed below.

Co-investment arrangement

Each of CLIC and CLP&C has also entrusted CLI to invest and manage its assets, which may result in the Company, CLIC and CLP&C investing in the same project.

Pursuant to the New Agreement, the targeted assets of the co-investments to be made by CLI for and on behalf of the Company, CLIC and CLP&C shall be limited to newly launched Related Financial Products and Securitization Financial Products, and shall not include any products acquired from secondary market. The co-investments of the Company, CLIC and CLP&C shall be made in cash at the same price and the benefits enjoyed by each of them shall be in proportion to their respective investment amount. The expected rate of return and the relevant terms of the investments shall not be less favourable than the terms offered by comparable investment products in the market or the price for similar products set by parties other than the co-investment entities.

The contractual amount of the co-investments newly entrusted by the Company during the term of the New Agreement will not exceed RMB100 billion or its equivalent in foreign currency. In the event of any co-investment, the Company will comply with the relevant requirements under the Hong Kong Listing Rules in a timely manner with respect to the specific co-investment transaction.

Special projects and special type of investments

The Group may direct CLI to invest in special projects and special type of investments from time to time. Special projects refer to projects entitled to tax exemptions and/or other favourable tax treatments, while special type of investments refer to strategic investment projects identified by the Company as a result of its business or development needs. As advised by management of the Group, the fees due for special projects are set out in the section headed “Service fees”. Pursuant to the New Agreement, the investment management service fee for the strategic investment projects shall not exceed 0.3% of the total investment amount. Payments are made in instalments before the completion of the projects. The progress of the instalments is proportionated on the basis of actual contributed amounts of the projects. In respect of strategic investment projects, the Company will only pay CLI the investment management fee (but will not separately pay the floating management fee and performance-based bonus under the New Agreement).

APPENDIX IV	LETTER FROM SOMERLEY

(ii)	Comparison of service fee terms in the New Agreement with service fees rates of third party investment funds

As set out in the section headed “Service fees”, the fee payable to CLI under the New Agreement and investment guidelines will include investment management service fee (applicable to both fixed and non-fixed return projects), performance-based bonus (applicable to non-fixed return projects only) and the floating management fee (applicable to the investment management service fee). As set out in the Appendix I to the Circular, in determining the fee rates of the investment management service fee, floating management fee and performance-based bonus, the Company has made reference to market standards and industry practices, obtained no less than five reference prices from independent third parties offering similar services, and taken into account the fee structures and fee rates of debt plans and funds with underlying investments similar to those under the New Agreement.

We have reviewed the pricing terms under the New Agreement and the 2017 investment guidelines, and compared them with eight sample agreements for other comparable investments made by the Company. We note that investment management service fees charged are in the range of between 0.1% to 0.425% for fixed return projects, which falls within the range of the management fee rate of between 0.05% and 0.6% under the New Agreement. In respect of the highest management fee rate of 0.425% charged by a comparable investment, we note that the relevant investment return rate of such comparable investment falls within the band under the New Agreement that CLI would have charged a lower management fee rate. Although different management fee rates are charged by different comparable investments, such fee rates are largely comparable to those charged by CLI. We also note that the investment management services fees charged for other comparable investments are approximately 2% for non-fixed return projects, higher than the 0.3% management fee rate for non-fixed return projects under the New Agreement. We also note that it is not unusual for an investment manager to charge a performance-based bonus and/or factor in a floating management fee, in addition to the investment management service fee.

APPENDIX IV	LETTER FROM SOMERLEY

4.	The Annual Caps

(a)	Review of historical figures

Set out below are the historical transaction amounts and the relevant annual caps under the Previous Agreement and the Existing Agreement as at 31 December 2014, 2015 and 2016 and for the three years ended 31 December 2016, respectively:

(RMB million)	As at 31 December 2014	As at 31 December 2015	As at 31 December 2016

Amount of Entrusted Assets	52,705.0	98,445.0	148,574.0
Annual cap (Note 1)	N/A	150,000.0	200,000.0
Utilisation rate	N/A	65.6%	74.3%

	For the year ended 31 December 2014	For the year ended 31 December 2015	For the year ended 31 December 2016
Amount of the investment management service fee and performance-based bonus	89.0	167.0	298.0
Annual cap (Note 2)	250.0	500.0	590.0
Utilisation rate	35.6%	33.4%	50.5%

Notes:

(1)	As set out in the Previous Agreement, and the Existing Agreement, respectively.
(2)	As set out in the entrusted investment and management agreement dated 22 March 2013, the Previous Agreement, and the Existing Agreement, respectively.

The table above shows the historical amounts of the Entrusted Assets and the historical transaction amounts of the investment management service fee and performance-based bonus (the “Fee Payable”). We note the annual caps of the Entrusted Assets had been fairly utilised in 2015 and 2016, with utilisation rates of approximately 65.6% and 74.3% respectively. On the other hand, we note the relatively low, albeit growing, utilisation rates of the annual caps of the Fee Payable in 2014, 2015 and 2016 of approximately 35.6%, 33.4% and 50.5% respectively. As advised by management of the Group, the relatively low utilisation rates of the Fee Payable were mainly due to (i) the unsatisfactory fixed income investment environment including falling interest rates, the increased difficulty in identifying quality investments and the narrowed credit spread, which affected the investment progress for new projects under the portfolio of Entrusted Assets, and (ii) the reduced investment management fees for certain projects which benefit from tax credit policies set by the local authorities.

APPENDIX IV	LETTER FROM SOMERLEY

Notwithstanding the above, we note that the Entrusted Assets increased substantially by approximately 86.8% to RMB98.4 billion as at 31 December 2015, and by approximately 50.9% to RMB148.6 billion as at 31 December 2016. Similarly, the Fee Payable increased from approximately RMB89.0 million in 2014 by approximately 87.6% to approximately RMB167 million in 2015, and by approximately 78.4% to approximately RMB298.0 million in 2016. We further note that the Company recorded the Entrusted Assets of approximately RMB167.9 billion as at 31 March 2017 and a Fee Payable of approximately RMB77.7 million for the three months ended 31 March 2017. The above figures signal a trend of an increasing allocation in the Group’s investment assets to alternative investments.

(b)	Assessment of the Annual Caps

Entrusted Assets

Pursuant to the New Agreement, the amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB550 billion or its equivalent in foreign currency as at the expiry date of the New Agreement (including the contractual amount of assets already entrusted prior to the execution of the New Agreement and the contractual amount of assets newly entrusted during the term of the New Agreement). The assets newly entrusted to CLI by the Company in a given year cannot exceed RMB200.0 billion in 2017 and 2018. Of these, not more than RMB80.0 billion may be invested in Related Financial Products, and not more than RMB100.0 billion may be invested in co-investments with CLIC and P&C Company, as set out in the section headed “Principal terms of the New Agreement”.

In order to assess the Annual Caps for the Entrusted Assets, we have discussed with the Company the bases and assumptions underlying the projections of the Annual Caps for the Entrusted Assets in 2017 and 2018, which have been determined with reference to (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2016 (the “Existing Portfolio”), (ii) the investment budgets provided by CLI for the years 2017 and 2018 (the “Investment Budget(s)”), (iii) the expected increased investment amount of the Company in 2017 and 2018, and (iv) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have discussed with the Company and reviewed the preparation basis for the Existing Portfolio and the Investment Budgets. As confirmed by management of the Company, as at the Latest Practicable Date, save for a project representing less than 1.0% of the investments included in the Existing Portfolio, neither CLI nor the Company has any plan to exit from any of the current investments in the Existing Portfolio, and CLI and the Company will continue to maintain the remaining investments in the Existing Portfolio in 2017 and 2018. The 2017 and 2018 Investment Budgets set out 27 and 28 new projects to be invested by CLI for and on behalf of the Company in 2017 and 2018 respectively, to an aggregate amount of approximately RMB200.0 billion in each year, on which basis the amount of newly entrusted assets is based. We have discussed with the Company and CLI the Investment Budgets, and have reviewed selected documentation relating to the largest two new projects with an aggregate investment amount of approximately RMB70.0 billion, on a sample basis. All of the reviewed projects would fall under the scope of the Entrusted Assets and are expected to be contracted in 2017.

APPENDIX IV	LETTER FROM SOMERLEY

In determining the size of subscription for the Related Financial Products, the Company has taken into account the 2017 and 2018 Investment Budgets, as well as the needs of the Company for allocation of its investment portfolio. In addition, CLI has obtained qualifications for offering infrastructure investment and project asset-backed investment products, as approved by the CIRC in late 2015, and in the second half of 2016 CLI has formed a professional investment team to evaluate and bring to market such type of products. On this basis, the Company intends to subscribe for the Related Financial Products established and issued by CLI or of which CLI has participated in the establishment and issuance. We have discussed with the company the 2017 Investment Budget in relation to the above, and note that new projects with an aggregate value of approximately RMB80.0 billion are expected to be earmarked as Related Financial Products.

We also understand from the Company that CLI has been identifying the potential investment targets on an ongoing basis, and will revise the scale of existing and potential investment to be made after considering various factors, including but not limited to, the size, expected risks and returns of the investment target, the preferred investment portfolio of the Company as well as the investment guidelines set by the Company.

The insurance industry in the PRC is expected to continue to grow, as mentioned in the section headed “Background to and reasons for the Transactions under the New Agreement”, which may entail further growth of the Group’s invested asset base in the coming years. We also note, as set out in the section headed “Background to and reasons for the Transactions under the New Agreement”, that the Company has moved forward with the development of its alternative investment platform. Further, we understand from management of the Group that it is considering to increase the allocation of assets it contributes to the alternative investment segment, which in our view further supports the rationale for a continuing increase in the Annual Cap.

Fee Payable

The Annual Caps in respect of the Fee Payable for the year of 2017 and 2018 are RMB630 million and RMB990 million respectively.

APPENDIX IV	LETTER FROM SOMERLEY

In order to assess the proposed Annual Caps for the Fee Payable, we have discussed with the Company and reviewed the investments made in prior years and to be made in the upcoming years, and the basis of setting the relevant management fee rates under the previous entrusted investment and management agreements. The Annual Caps for the Fee Payable have been determined by the Company with reference to (i) the Entrusted Assets as at 31 December 2016, (ii) the applicable fee rates as set out in the terms of the New Agreement, and (iii) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have reviewed and discussed with the management of the Group the calculation of the expected Fee Payable in each of 2017 and 2018, which is determined with reference to capital contributions expected to be made (see the section headed “Entrusted Assets” for details on how the asset-based Annual Caps were set) and historical management fee rates. We have reviewed the calculation of the Fee Payable on the above basis, and note that the expected management fee rate used for estimating the Fee Payable in 2017 and 2018 is similar to the average management fee rates in the past. The relevant management fee rates under the New Agreement, as stated in the section headed “Principal terms of the New Agreement”, have been determined with reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties, and the fee structures and fee rates of debt plans and funds with underlying investments similar to those under the New Agreement. In addition, the Company also factored in the floating management fee in relation to Annual Caps for 2017 and 2018 with reference to CLI’s expected annual investment performance appraisal.

As set out in the section headed “Entrusted Assets”, minimal investments in the Existing Portfolio are expected to be exited in 2017 and 2018. As such, no fees as regards performance-based bonus have been taking into account when setting the Annual Caps for the Fee Payable.

Having considered (i) the projected Entrusted Assets as at 31 December 2017 and 2018, (ii) the projected Fee Payable for the two years ending 31 December 2018, we consider it reasonable for the Directors to set the Annual Caps accordingly under the New Agreement.

APPENDIX IV	LETTER FROM SOMERLEY

(c)	Our general view on the Annual Caps

Generally speaking, in our opinion, it is in the interests of the Company and its shareholders to determine the Annual Caps in a way that takes into account the Group’s future investment requirements against the backdrop of the future development of the PRC insurance industry. In this regard, we note that the insurance industry in the PRC is expected to continue to grow in the near future. As set out in the section headed “Background to and reasons for the transactions under the New Agreement”, the insurance premium income and the total asset value of the insurance industry in the PRC is expected to reach RMB4,500 billion and RMB25,000 billion in 2020, respectively. According to the Company’s 2016 annual results announcement, the net premiums earned in 2016 increased by approximately 17.6% to approximately RMB426.2 billion. As set out in the Appendix I to the Circular, the rate of return of traditional financial products has experienced a significant decline when compared to the rate a few years ago, therefore, the Company needs to increase its overall investment returns by expanding the size of its alternative investments. In addition, an expected future increase of the Company’s premium income is likely to require the Group to continue to identify suitable investment opportunities, which in turn may lead to the further growth of the Company’s alterative investment segment, which the Annual Caps account for.

Provided that the Transactions under the New Agreement are subject to annual review by the Independent Non-executive Directors and auditors of the Company (as discussed below), as required under the Hong Kong Listing Rules, the Group would have the desirable flexibility in entrusting CLI to make investments on the Company’s behalf for future returns if the Annual Caps are tailored to future business growth. CLI has engaged in the investment and asset management business since 2011, with a focus on the alternative investment market. As at 31 December 2016, CLI, on behalf of the Company, had invested in a total of 38 projects, including 15 projects newly invested in 2016. This compares to 23 and 13 invested projects as at 31 December 2015 and 2014 respectively. According to management of the Group, CLI has, since 2011, continued to build out its investment resources in order to be in lockstep with the anticipated growth in demand for CLI’s investment and asset management capabilities by CLIC and its subsidiaries, which includes the Group.

We note that the Transactions under the New Agreement relate to financial investments are subject to market forces. Given that the actual fees payable in the future pursuant to the New Agreement and the relevant investment guidelines are partly a function of how CLI’s investments perform in the market, we consider that this uncertainty needs to be taken into account when evaluating the Annual Caps. On this basis, in assessing the reasonableness of the Annual Caps, we have discussed with the management of the Group the factors taken into account as stated earlier in this section, and we consider it reasonable for the Company to use the above factors in determining the Annual Caps.

APPENDIX IV	LETTER FROM SOMERLEY

5.	Reporting requirements and conditions of the Transactions under the New Agreement

Pursuant to Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules, the Transactions under the New Agreement are subject to the following annual review requirements:

(a)	the Independent Non-executive Directors must review the Transactions under the New Agreement and confirm in the annual report and accounts that the Transactions under the New Agreement have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole;

(b)	the Company must engage its auditors to report on the Transactions under the New Agreement every year. The Company’s auditors must provide a letter to the Board (with a copy to be provided to the Hong Kong Stock Exchange at least ten business days before the bulk printing of the Company’s annual report) confirming whether anything has come to their attention that causes them to believe that the Transactions under the New Agreement:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group if the Transactions under the New Agreement involve the provision of goods or services by the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing the Transactions under the New Agreement; and

(iv)	have exceeded the Annual Caps;

(c)	the Company must allow, and ensure that the counterparties to the Transactions under the New Agreement allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Transactions under the New Agreement as set out in paragraph (b);

(d)	the Company must promptly notify the Hong Kong Stock Exchange and publish an announcement if the Independent Non-executive Directors and/or auditors of the Company cannot confirm the matters as required.

APPENDIX IV	LETTER FROM SOMERLEY

In light of the reporting requirements attached to the Transactions under the New Agreement, in particular, (i) the restriction of the value of the Transactions under the New Agreement by way of the Annual Caps; and (ii) the ongoing review by the Independent Non-executive Directors and auditors of the Company of the terms and the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to monitor the conduct of the transactions and assist to safeguard the interests of the Independent Shareholders.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Transactions under the New Agreement are in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole. We also consider that the Transactions under the New Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the transactions under the New Agreement.

Yours faithfully, for and on behalf of SOMERLEY CAPITAL LIMITED John Wong Director

Mr. John Wong is a licensed person registered with the SFC and a responsible officer of Somerley, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. He has over nine years of experience in the corporate finance industry.

APPENDIX V	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

Report on the Status of Connected Transactions and Execution of the Connected

Transactions Management System of the Company for the Year 2016

In 2016, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the China Insurance Regulatory Commission (hereinafter referred to as the “CIRC”), which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management business, including the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC, as well as the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

3.	the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”);

4.	the asset management services, sale agency services for asset management products and other daily transactions as permitted by laws and regulations under the framework agreement in relation to asset management services and other daily transactions entered into by China Life Wealth Management Company Limited with each of the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited and CLI;

APPENDIX V	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

5.	the sale of insurance products by the Company in its capacity of an agent of CLP&C;

6.	property leasing agreement between the Company and CLI;

7.	the deposits and non-deposits transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

8.	the purchase of real estate by the Company from CLI;

9.	the entrustment of enterprise annuity funds among the Company, CLIC, AMC and Pension Company;

10.	the service trademarks permitted by CLIC to be used by the Company.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.	As approved at the ninth meeting of the fifth session of the Board and the first extraordinary general meeting 2016, the Company and CGB entered into a framework agreement for daily connected transactions for the years 2017-2019 on 12 January 2017, with a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and its subsidiaries will conduct connected transactions with CGB in the categories including deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuity, asset management, entrustment, agency and other daily connected transactions on normal commercial terms in the ordinary course of business.

2.	AMP entered into a framework agreement for the years 2017-2019 with each of the Company, CLIC, Pension Company and CLP&C, with a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company will continue to carry out the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions.

3.	On 23 November 2016, the Company, CLIC, CLP&C and China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited (hereinafter referred to as “CLCD”) entered into a partnership agreement for the formation of China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership) (hereinafter referred to as the “Partnership”) (subject to the approval by the administrative authority of industry and commerce). On 23 November 2016, the Company entered into a subscription agreement with CLCD (as the general partner) and China Life Equity Investment Company Limited (as the manager of the Partnership) to confirm the Company’s capital contribution to the Partnership.

APPENDIX V	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Implementation of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions has been conducted in an orderly manner.

(I)	Establishment of the Connected Transactions Management System

The Measures on Connected Transactions Management is one of the bases upon which the current system of the Company with respect to the management of connected transactions is established. Such system has been released to the Company at all levels after it was considered and approved at the fifteenth meeting of the third session of the Board of the Company in 2011. On 23 December 2011, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Ltd.” (Guo Shou Ren Xian Cheng (2011) No. 752) to the CIRC for filing purpose.

The system was modified in 2015 due to two reasons, including adjustments to the organizational structure and the duties of departments of the Company, and changes of the requirements of external regulators. As such, the Company made adjustments to part of the current system. The revised system was released to the Company at all levels after it was considered and approved at the second meeting of the fifth session of the Board of the Company on 26 August 2015. On 11 September 2015, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Ltd.” (Guo Shou Ren Xian Cheng (2015) No. 482) to the CIRC for filing purpose.

(II)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company regularly collected information from relevant companies, departments and personnel to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Supervisory Committee.

APPENDIX V	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

(III)	Performance of the Regulatory Obligations for Examination, Approval and Disclosure of Connected Transactions in a Diligent Manner

Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. The Company disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CIRC and the jurisdictions where the shares of the Company are listed. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s approval and disclosure obligations in respect of connected transactions are performed in accordance with the regulatory requirements.

(IV)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found during the audit that the Company carefully implemented the laws and regulations of connected transactions in 2016, better fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal. In 2016, the Company completed the identification and update of connected persons in accordance with the relevant requirements. The formalities in relation to the execution of agreements for major connected transactions of the head office were complete and the contents of such agreements were in compliance with laws. The procedures for approval and disclosure of connected transactions basically satisfied the regulatory requirements. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit, such as the non-standard execution date of contracts.

APPENDIX V	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2016

(V)	Reporting to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions, reports on major connected transactions and reports on individual connected transactions, and the filing of amendments to the connected transactions management system to the CIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange.

In summary, in 2016, the Company carefully implemented the laws and regulations on connected transactions, actively promoted the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium- and small-scale investors. However, there were still issues such as the non-standard execution date of contracts. The Company will supervise the implementation of corrective measures and step up its effort to improve its work in these aspects.

III.	Work Plan for the Year 2017

In 2017, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, implement the Measures on Connected Transactions Management in a practical manner, and complete all works associated with the management of connected transactions:

Firstly, it will strengthen the foundation of management of connected transactions. It will also continue to update the list of connected parties, prepare the annual and quarterly reports on connected transactions, disclose connected transactions on an individual basis and quarterly on a consolidated basis, and conduct the identification and audit of connected transactions.

Secondly, it will implement any change of regulatory requirements in a timely manner, update management systems and work procedures, and practically perform various regulatory obligations. It will also reinforce the follow-up management of connected transactions, make more efforts on supervising the execution of connected transaction contracts, and seriously carry out corrective measures in respect of the issues identified in the audit.

Thirdly, it will actively research into new situations and questions concerning the management of connected transactions to ensure the compliance of connected transactions with regulatory requirements.

This report is hereby submitted for your review.

Board of Directors of China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Yang Mingsheng and Mr. Wang Sidong, both being Directors, and Ms. Xiong Junhong, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2016, being the date to which the latest published audited financial statements of the Group were made up.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

APPENDIX VI	GENERAL INFORMATION

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Hong Kong Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)	none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)	none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2016 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this circular:

Name	Qualification

Alliance Capital	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

Somerley	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, each of Alliance Capital and Somerley:

(a)	has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated 12 April 2017 and references to its name, in the form and context in which it appears;

(b)	did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

APPENDIX VI	GENERAL INFORMATION

(c)	did not have any direct or indirect interest in any assets which had been since 31 December 2016 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Framework Agreement and the New Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at 16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong up to and including the date of the AGM.